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                                                 EXHIBIT 1
                                              NEWS RELEASE


AK STEEL REPORTS $61 PER TON OPERATING PROFIT FOR FIRST QUARTER


   MIDDLETOWN, OH, April 9, 1997 -- AK Steel (NYSE: AKS) today reported net income of $34.5 million, or $1.11 per fully diluted share of common stock, on shipments of 1,146,000 tons for the first quarter of 1997. Operating profit for the quarter was $69.5 million, or $61 per shipped ton.

   The company shipped a record 541,000 tons to automotive customers in the first quarter of 1997, eclipsing the previous quarterly record of 489,000 tons set in the fourth quarter of 1996. Revenues for the first quarter of 1997 were $598.8 million, an increase of 7% over the same period in 1996.

   "The markets for our products continue to be robust," said Richard M. Wardrop, Jr., chairman and chief executive officer. "Once again record shipments to the automotive market paced a strong quarterly performance. In addition to stable operations at our Middletown and Ashland facilities, the construction of our Rockport Works began as scheduled during the quarter."

   The company also said its board of directors declared a regular quarterly common stock dividend of $0.20 per share, payable on May 15, 1997, to shareholders of record on April 22, 1997.

   AK Steel produces flat-rolled steel for automotive, appliance, construction and manufacturing markets. The company employs about 5,800 people in plants and offices in Middletown and Ashland, Kentucky. The company announced November 21, 1996 its plan to construct a 1.8 million ton per year carbon and stainless steel finishing complex to supply flat-rolled steel to automotive, appliance, food and chemical processing and other value-added markets.

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

         STATEMENT OF INCOME & EARNINGS PER SHARE DATA
                 ($ Millions except per share data)



                                    Three Months Ended
                                        March 31
                                    1997          1996
                                    ----          ----


Shipments (000 tons)                1,146         1,064

Net Sales                           $ 598.8      $ 558.9

Cost of Products Sold                 480.9        444.5
Selling and Administrative             28.4         27.2
Depreciation                           20.0         20.0
                                       ----         ----
Total Operating Costs                 529.3        491.7
                                      -----        -----

Operating Profit                       69.5         67.2

Interest Expense                       21.7          9.4
Other Income                            8.3          2.8
                                        ---          ---

Income Before Income Taxes             56.1         60.6
Income Tax Expense                     21.6         23.6
                                       ----         ----

Net Income                             34.5         37.0
Less Preferred Dividends                2.6          3.1
                                        ---          ---

Net Income Applicable to
  Common Stockholders               $  31.9       $ 33.9
                                       ----         ----
                                       ----         ----

Earnings Per Share Data
Three Months Ended March 31,

                             1997                1996
                        ---------------    ----------------
                                 Fully              Fully
                       Primary  Diluted    Primary  Diluted
                       -------  -------    -------  -------

Earnings Per Share     $ 1.19   $ 1.11     $ 1.31   $ 1.20

Weighted Average Shares
  Outstanding (000)    26,943   31,118     25,851   30,828
